EXHIBIT 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           Jaguar Mining Reports Q4 and FY 2007 Earnings

           Company Eliminates Gold Hedge and Project Term Debt
           Non-cash Charges Impact Reported Earnings

           JAG - TSX/NYSE Arca

           CONCORD, NH, March 24 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) reports its financial and operational results for the period ended December 31, 2007. All figures are in
U.S. dollars unless otherwise indicated.

           <<
           Q4 2007 Highlights

           -   Q4 2007 revenue totaled $14.9 million, an increase of 137% from the same period last year. FY 2007 revenue totaled $47.8 million, up 126%
               over FY 2006 revenue. The increase in Q4 and annual revenue in 2007 was primarily a result of the increase in gold sales in such periods;
           -   For Q4 and FY 2007, the Brazilian real (R$) strengthened
               approximately 21% and 12%, respectively against the U.S. dollar compared to the same period in 2006. This significantly impacted
               Jaguar's reported operating costs for both periods;
           -   During Q4 2007, the Company produced 20,463 oz of gold at an average cash operating cost of $405/oz compared to 9,303 oz at an average cash operating cost of $372/oz during the same period last year. For the full year 2007, gold production totaled 70,113 oz at an average cash operating cost of $346/oz compared to 37,876 oz at an average cash operating cost of $370/oz for 2006;
           -   During 2007, the Company's Turmalina facility produced 45,527 oz at an average cash operating cost of $283/oz. 2007 was Turmalina's first year of operations and included a commissioning period and optimization effort. Mechanical difficulties in Q4, which were repaired during the period, impacted operations during the period and increased costs; Q4 cash operating costs at Turmalina averaged
               $346/oz, compared to $280/oz for the first nine months of FY 2007.
               Turmalina's Q4 gold output represented 69% of Jaguar's Q4 total gold output;
           -   Q4 2007 gold sales totaled 18,742 oz at an average price of $796 compared to Q4 2006 figures of 10,373 oz at an average price of $608.
               For the 12 months ended December 31, 2007 and 2006, gold sales totaled 67,350 oz at an average price of $710 and 34,880 oz at an average price of $607, respectively;
           -   Total gross profit for Q4 totaled $4.0 million compared to
               $1.7 million for the same period in 2006, an increase of 137%;
           -   For Q4 2007, the Company generated positive operating cash flow of approximately $3.9 million compared to negative cash flow of
               $3.1 million in Q4 2006 primarily as a result of the increase in gold sales;
           -   During Q4 2007, the Company recorded a non-recurring charge to other costs of goods sold of $1.0 million for an adjustment to gold in-process inventory. There were no similar charges during Q4 2006;
           -   The Q4 2007 net loss of $14.8 million or $0.28 per fully diluted share compared to a net loss of $6.2 million or $0.13 per fully diluted share in Q4 2006. For the year, the Company posted a net loss of $27.66 million or $0.52 per fully diluted share in 2007 compared to a reported net loss of $12.7 million or $0.30 per fully diluted share in 2006;
           -   Reported net income for both Q4 2007 and FY 2007 were impacted by charges for stock-based compensation and realized and unrealized losses on forward sales contracts. These charges impacted net income by $9.7 million or $0.18 per fully diluted share in Q4 2007 representing 66% of the reported Q4 loss. For FY 2007, charges for stock-based compensation and realized and unrealized losses on forward sales contracts of $20.7 million or $0.52 per fully diluted share for 2007, represented 73% of the FY 2007 loss;

           -   Operating expenses during Q4 2007 totaled $11.0 million compared to
               $5.7 million in Q4 2006. Included in the Q4 2007 figure were non-cash charges for stock based compensation of $5.9 million, cash charges of
               $0.8 million for Green Field exploration and approximately
               $3.5 million for administration;
           -   Q4 2007 administration expenses increased 53% over the same period last year to $3.5 million from $2.3 million in Q4 2006. The increase in administration expenses were mainly due to legal and other costs related to certain strategic initiatives conducted during the quarter, including compliance costs related to its recently added
               U.S. listing on the NYSE Arca Exchange. Administration expenses also increased due to increased staffing needs related to the management of the engineering, procurement and construction (EPC) department as a result of the Company's expansion of operations in Brazil. In addition, costs were impacted by the strengthening of the R$ against the US$, which increased 21%;
           -   Non-operating expenses totaled $7.8 million during Q4 2007 and significantly impacted net earnings by $0.14 per fully diluted share.
               Rising gold prices during the quarter contributed to a $3.8 million charge for realized and unrealized costs associated with the loss on forward sales derivatives. As the Company settled the forward sales contracts in mid-March 2008, no charges will be recorded in future periods;
           -   Invested approximately $23.1 million in growth initiatives during
               Q4 2007 and $63.1 million for FY 2007, primarily at the Paciencia and
               Caete Projects under development and for brown field exploration;
           -   As of December 31, 2007, cash and cash equivalents totaled
               $49.7 million including $3.1 million of restricted cash, most of which is related to foreign exchange hedges;
           -   The Company expects to begin commissioning operations at the
               Paciencia Project in early April 2008.
           -   All permits needed for development of the projects underway, including the commissioning of operations at Paciencia, have been granted.

           Commenting on the results, Daniel R. Titcomb, Jaguar's President and CEO stated, "Our team made tremendous strides on the operating and expansion fronts during Q4 2007. Our key accomplishments include:

           -   Added and trained the necessary personnel to attain 2008 goals;
           -   advanced our projects under development on-schedule: Paciencia
               Project, Caete Project and the Turmalina expansion;
           -   drilled approximately 17,560 meters in the Iron Quadrangle and at
               Pedra Branca;
           -   created 2,770 meters of new drifts and stopes to aid in our future exploration and mining effort;
           -   developed a new expansion plan to significantly increase production and create additional value; and in the process,
           -   generated record operating cash flow."

           Mr. Titcomb added, "Jaguar enters 2008 in the strongest position in its history. We have essentially completed construction at our Paciencia Project, where we expect commissioning will begin in early April, our Turmalina operation is performing to expectations, and we have secured the necessary funds to execute our new plan to reach approximately 700,000 oz of annual gold production by 2014. In addition, we expect to complete the Caete Project and
Turmalina Expansion I feasibility studies in April and move those projects into the construction phase. We are also pleased that we have eliminated our term debt for the construction loan at Turmalina and, more importantly, 100%
of our forward production is unhedged."

           2007 Fourth Quarter Results

           A summary of key operating results follows:
           -------------------------------------------------------------------------
                                     Q4 2007   Year Ended      Q4 2006   Year Ended
                                              December 31,              December 31,
                                                     2007                      2006
           -------------------------------------------------------------------------
           Sales ($000)          $    14,915  $    47,834  $     6,304  $    21,179
           -------------------------------------------------------------------------
           Ounces sold                18,742       67,350       10,373       34,880
           -------------------------------------------------------------------------
           Average realized
            price $/ounce        $       796  $       710  $       608  $       607
           -------------------------------------------------------------------------
           Gross profit ($000)   $     4,007  $    14,289  $     1,694  $     5,161
           -------------------------------------------------------------------------
           Net loss  ($000)      $   (14,825) $   (27,660) $    (6,181) $   (12,746)
           -------------------------------------------------------------------------
             - per share basic
                and diluted      $     (0.28) $     (0.52) $     (0.13) $     (0.30)
           -------------------------------------------------------------------------
           Weighted avg. no. of
            shares outstanding    55,494,155   53,613,175   46,397,867   43,114,563
           -------------------------------------------------------------------------
           >>

           Approximately 49% of the Company's cash and cash equivalents of
$49.7 million held at December 31, 2007 were in accounts in Brazil. Variations in the relative currencies (Canadian dollar versus U.S. dollar versus
Brazilian real) will likely give rise to realized and unrealized credits or charges in future periods, which could materially impact the Company's reported income.
           Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended December 31, 2007.

           Equity Financing

           On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110,550,000
($109.6 million). The Company granted the underwriters an option, exercisable in whole or in part, up to 30 days following the closing date to increase the offering by up to 1,237,500 common shares at a price of Cdn.$13.40 per common share. The over allotment option was not exercised and no additional shares were issued subsequent to the closing date. The Company expects to use the proceeds of the offering primarily to fund capital expenditures for exploration and expansions at its three largest projects in Brazil, to close forward sales contracts and project financing term debt (discussed below) and for general corporate purposes.

           Project Financing Term Debt Repayment; Close Forward Sales and Forward
           Purchase Contracts

           On March 13, 2008, the Company paid RMB International ("RMB")
$9.8 million plus $181,000 accrued interest to repay in full an existing loan facility that was used primarily to finance the development, construction and start-up of Turmalina.
           On March 14, 2008, the Company paid RMB $22.1 million to close forward sales contracts that it had previously purchased as required by the RMB loan facility. At December 31, 2007, forward sales contracts for 48,556 ounces were outstanding which were to be settled at $527.10 per ounce at the end of each quarter over the term of the contracts.
           In the fourth quarter of 2007, in an attempt to mitigate losses resulting from the forward sales contracts, the Company purchased forward purchase contracts for 55,654 ounces at an average gold price of $822.43 per ounce. At
December 31, 2007, forward purchase contracts for 48,556 ounces remained outstanding at an average cost of $823.81 per ounce.
           On March 12, 2008, the Company closed the forward purchase contracts realizing a gain of $7.4 million effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued as of
December 31, 2007.
           With these transactions complete, the Company has no forward gold production hedged. No additional charges will be realized during 2008 for the forward sales or purchase contracts.

           NON-GAAP PERFORMANCE MEASURES

           The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP ("GAAP") and, therefore, may not be comparable to similar measures presented by other companies. The
Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide certain investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
           The Company has included Cash Operating Cost per ounce processed because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported
GAAP measures are set out in the 'following table.
            <<
           Cash Operating Cost per oz Processed
           -------------------------------------------------------------------------
                                                               Q4 2007     YTD 2007
           -------------------------------------------------------------------------
           Production cost per statement of operations     $ 7,722,000  $25,172,000
           -------------------------------------------------------------------------
           Change in inventory(1)                          $   565,000  $  (913,000)
           -------------------------------------------------------------------------
           Production cost of gold produced                $ 8,287,000  $24,259,000
           -------------------------------------------------------------------------
             divided by
           -------------------------------------------------------------------------
           Gold produced (ounces)                               20,462       70,113
           -------------------------------------------------------------------------
             equals
           -------------------------------------------------------------------------
           Cost per ounce processed                        $       405  $       346
           -------------------------------------------------------------------------
           (1) Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
           >>

           The Company uses the financial measures "adjusted net income (loss)" and
"adjusted net income (loss) per share" to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net income (loss) or net income (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net income (loss) and adjusted net income (loss)
per share are calculated as net income (loss) excluding stock based compensation expense. The terms "adjusted net income (loss)" and "adjusted net income (loss) per share" do not have a standardized meaning prescribed by
Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted net income (loss) and adjusted net income (loss) per share provide useful information to investors because they exclude a certain non-cash charge and are a better indication of the Company's profitability from operations. The non-cash charges excluded from the computation of adjusted net income (loss) and adjusted net income
(loss) per share, which is included in the determination of net income (loss)
and net income (loss) per share prepared in accordance with Canadian GAAP, is an item that the Company does not consider to be meaningful in evaluating the
Company's past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

           The Company uses the financial measure "adjusted cash flows from operating activities" to supplement its consolidated financial statements. The presentation of adjusted cash flows from operating activities is not meant to be a substitute for cash flows from operating activities presented in the statement of cash flows in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted cash flows from operating activities is calculated as operating cash flow excluding the change in non-cash operating working capital. The term adjusted cash flows from operating activities does not have a standardized meaning prescribed by
Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted cash flows from operating activities provides useful information to investors because it excludes certain non-cash changes and is a better indication of the Company's cash flow from operations. The non-cash charges excluded from the computation of adjusted cash flows from operating activities, which are included in the
Statements of Cash Flows prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the
Company's past financial performance or the future prospects and may hinder a comparison of its period to period cash flows.

           Conference Call Details

           Jaguar will be holding a conference call March 25 at 10:00 am EDT to discuss its 2007 fourth quarter results.
           North American participants may access the call toll-free by dialing
800-218-5164. International participants should call 213-416-2196. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
           Jaguar will provide a web cast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company's homepage at www.jaguarmining.com. An archive of the web cast and the audio replay will be available approximately one hour after the call ends. The audio replay can be accessed by calling 800-675-9924 from North America or 213-416-2185 outside of North America. The replay ID number is 32508.

           About Jaguar Mining

           Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base. Additional information is available on the Company's website at www.jaguarmining.com.
           /For further information: Investors and analysts: Bob Zwerneman, Director of Investor Relations, (603) 224-4800, bobz(at)jaguarmining.com; Media inquiries:
Valeria Rezende DioDato, Director of Communication, (603) 224-4800,
valeria(at)jaguarmining.com/
           (JAG.WT. JAG.NT. JAG JAG.)

           Forward Looking Statements

           Certain statements in this press release constitute "Forward-Looking
Statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning expected date of commissioning at the Paciencia project, the completion date of feasibility studies and the use of proceeds from the February 2008 equity financing. These Forward-Looking Statements can be identified by the use of words, such as "are expected or "expects". Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, completion dates or use of proceeds to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These Forward-Looking
Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking
Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's
Forward-Looking Statements, see the "CAUTIONARY NOTE" regarding
Forward-Looking Statements and "RISK FACTORS" as filed in the Company's Annual
Information Form for the year ended December 31, 2007 filed on SEDAR and available at www.sedar.com, and its filings, including the Company's
Registration Statement on Form 40-F filed with the U.S. Securities and
Exchange Commission on June 18, 2007, which are available at www.sec.gov through EDGAR.
           This press release presents estimates of "total cash cost per ounce" that are not recognized measures under United States generally accepted accounting principles ("US GAAP"). This data may not be comparable to data presented by other gold producers. A reconciliation of the Company's total cash cost per ounce to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company's historical results of operations is set forth in the notes to the financial statements in the Company's
Registration Statement on Form 40-F filed with the United States Securities and Exchange Commission on June 18, 2007, as well as the Company's most recent interim and annual financial statements filed with the Canadian Securities
Administrators.

           %CIK: 0001333849

CO:  Jaguar Mining Inc.

CNW 21:34e 24-MAR-08